

November 5, 2012

<u>Via E-mail:</u>
Mr. James B. Smith
Chief Financial Officer
Latitude Solutions Inc.
3500 West 7th Street
Ft. Worth, TX 76107

  Re: **Latitude Solutions Inc.**
    Form 10-K for the fiscal year ended December 31, 2011
    Filed April 16, 2012
    File No. 000-54194

Dear Mr. Smith:

  We issued comments to you on the above captioned filing on October 18, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 20, 2012.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have any questions.

       Sincerely,

       /s/ Robert S. Littlepage

       Larry Spirgel
       Assistant Director